

Mail Stop 3561

August 25, 2015

Justin T. Evans
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia

> **Re: Champion Industries, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2014**
> **Filed January 29, 2015**
> **File No. 000-21084**

Dear Mr. Evans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Table of Contractual Obligations, page 35

1. As this table is intended to increase the transparency of cash flows, and interest appears to be material to you, we believe you should include interest payments on long term debt. Please revise accordingly. For variable rates of interest, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate.

Item 9A – Controls and Procedures

b) Management's Report on Internal Control Over Financial Reporting, page 39

2. Please state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

Report of Independent Registered Accounting Firm, page F-2

3. We note that the opinion currently presented is dated January 29, 2014, which is prior to the current period end date of October 31, 2014. Please file an amended Form 10-K that includes a properly dated opinion. Refer to Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure